Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

Microsoft®

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

Microsoft®

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

Date: June 28, 2005

Ambrose Ramsahai
Service Lead

Ivan Baez
Financial Controller

Brenda Perez
Human Resources Manager

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

Microsoft®

APPENDIX 1

MICROSOFT CARIBBEAN, INC.
1165(e) RETIREMENT PLAN

FINANCIAL STATEMENTS FOR THE
TWO YEARS ENDED DECEMBER 31, 2004,
SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Microsoft Caribbean, Inc. 1165(e) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

San Juan, Puerto Rico
May 12, 2005

Stamp No. 2074455
affixed to original.

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968
Tel. 787-273-3600
Fax: 787-273-3636

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments - At fair value:	1,100,912	828,883
Contribution receivable	15,575	28,035
Interest and other receivables	24	109
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,116,511	$ 857,027

See notes to financial statements

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
TWO YEARS ENDED DECEMBER 31, 2004

	2004	2003
ADDITIONS:		
Net Investment income:		
Interest and dividends	$ 61,245	$ 7,056
Net appreciation in fair value of investments	7,983	81,934
Total net investment income	69,228	88,990
Contributions:		
Participants	193,841	190,813
Employer	79,196	75,550
Total contributions	273,037	266,363
Total additions	342,265	355,353
DEDUCTIONS:		
Benefits paid to participants	82,781	38,293
NET INCREASE	259,484	317,060
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	857,027	539,967
End of year	$ 1,116,511	$ 857,027

See notes to financial statements

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Caribbean, Inc. (the "Sponsor"). The Plan was established effective January 1, 1999. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Retirement Date—Participants are eligible to receive a retirement distribution upon attainment of age 65. The Plan permits early retirement at age 50 if the employee has at least 10 years of participation in the Plan.

Contributions—Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant's Accounts—Each participant's account is credited with the participant's contribution and allocations of: (a) the Plan Sponsor's contribution and, (b) Plan earnings. Allocation of Plan earnings is based on the participant's account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Contributions become vested as follows:

- *Participant Contributions*—Participant's contributions and accumulated earnings vest immediately.
- *Sponsor Matching Contribution*—Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits—Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination—Although the Sponsor has not expressed any intention to terminate the Plan, it has the right to do so. Termination would result in distribution of plan assets in accordance with ERISA.

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968
Tel. 787-273-3600
Fax: 787-273-3636

Microsoft®

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2004 and 2003.

NOTE 3: INVESTMENTS

The fair value of investments at December 31, 2004 and 2003 is as follows:

	2004	2003
Microsoft Corporation common stock	$ 520,105	$ 450,757
Janus Worldwide Fund	194,556	160,298
State Street Research Aurora Fund	35,207	13,816
AIM Basic Value A Fund	87,110	71,790
Fidelity Advisor Growth Fund	44,194	43,267
Goldman Sachs Tr. Core Fixed Income A Fund	27,205	15,505
Federated Trust U.S. Treasury Obligations Fund	192,453	73,308
Banco Popular de Puerto Rico time deposits	82	142
Total	$ 1,100,912	$ 828,883

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968
Tel. 787-273-3600
Fax: 787-273-3636

Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2004, including gains and losses on investments bought and sold as well as held during the year, was as follows:

	2004
Microsoft Corporation common stock	$ (13,914)
Janus Worldwide Fund	8,258
State Street Research Aurora Fund	4,184
AIM Basic Value A Fund	8,032
Fidelity Advisor Growth Fund	622
Goldman Sachs Tr. Core Fixed Income A Fund	801
Net appreciation in fair value of investments	$ 7,983

NOTE 4: TAX STATUS

The Plan constitutes a qualified plan, exempt from income tax under Puerto Rico income tax laws. The Plan has been amended since receiving the determination letter; however, the Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan's Sponsor on behalf of the Plan.

Microsoft Caribbean & Central America
Metro Office Park, Microsoft Building
Street 1, Lot 18, Suite 5000
Guaynabo, PR 00968

Tel. 787-273-3600
Fax: 787-273-3636

Microsoft®

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF DECEMBER 31, 2004

	Shares or units	Cost	Market value
DESCRIPTION OF ASSETS:			
Microsoft Corporation Stock Fund	19,465	$ 588,845	$ 520,105
Janus Worldwide Fund	4,698	205,911	194,556
State Street Research Aurora Fund	870	30,382	35,207
AIM Basic Value A Fund	2,687	71,826	87,110
Fidelity Advisor Growth Fund	967	43,450	44,194
Goldman Sachs Tr. Core Fixed Income A Fund	2,702	27,460	27,205
Federated Trust U.S. Treasury Obligations Fund	192,453	192,453	192,453
Banco Popular de Puerto Rico time deposits	82	82	82
		$ 1,160,409	$ 1,100,912

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-109185 of Microsoft Corporation on Form S-8 of our report dated May 12, 2005, appearing in this Annual Report on Form 11-K of Microsoft Caribbean 1165(e) Retirement Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

San Juan, Puerto Rico
June 28, 2005